UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 3, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes          ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        On June 3, 2008, the Company’s Board of Directors (the “Board”) resolved to call for a Special General Meeting to be held on July 10, 2008, to elect Mrs. Atalya Arad as an “external director” of the Company under the Israeli Companies Law (the “Special General Meeting”).

        Also on June 3, 2008, the Board resolved to adjust the annual compensation and the compensation for participation in Board and committee meetings (together the “Compensation”) granted to all the directors in the Company, including external directors and directors who are, or their family members are, controlling shareholders of the Company, for the year 2008 up to a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000 (the “Compensation Regulations”), as amended in March 2008.

        The Compensation update mentioned above will become effective commencing from, and is subject to, the election of Mrs. Atalya Arad as an external director in the Company at the Special General Meeting.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: June 3, 2008

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